ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., ROOM 709
NO.5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

Writer: Hirohito Akagami
Direct Tel: [81]-[3]-6888-1044
Direct Fax: [81]-[3]-6888-3044
e-mail: hirohito.akagami@amt-law.com

Our Ref: 5871-A-001

July 5, 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Summary English translation of the notice of resolutions of the General Meeting of Shareholders dated June 20, 2005; and

2. Brief description of the Annual Securities Report dated June 20, 2005.

dlo 7/7

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

Anderson Mori & Tomotsune

By: ________________________

Hirohito Akagami

HA:ysk/knm
Encls.

1. Summary English translation of the notice of resolutions of the General Meeting of Shareholders dated June 20, 2005

Notice to shareholders notifying that all the items were resolved and approved in their original form at the General Meeting of Shareholders held on June 18, 2005.

2. Brief description of Annual Securities Report dated June 20, 2005

Annual Securities Report stating the results for the year ended March 31, 2005 filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.